Exhibit 99.1

YY Reports First Quarter 2016 Unaudited Financial Results

Guangzhou, China, May 31, 2016 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the first quarter of 2016.

First Quarter 2016 Highlights

•	Net revenues increased by 43.4% to RMB1,649.3 million (US$255.8 million) from RMB1,150.3 million in the corresponding period of 2015.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We continued to see solid growth momentum in our top line in the first quarter of 2016, primarily driven by our IVAS business. In particular, we saw significant growth in the mobile broadcasting business and have been able to rapidly capitalize on these opportunities through our newly launched mobile broadcasting app ME, which we will further develop this year. By featuring popular stars and hosting various entertainment events, we believe that there is significant potential to further accelerate its growth and enhance popularity. Additionally, in the online music and entertainment business, our newly-launched Da Pai Wan Chang Hui is an interactive concert broadcasting service that connects celebrities and participants virtually. This new service clearly demonstrates our strategy to continue strengthening our professionally-generated content offerings and expand our user community. Overall, we remain confident in our market opportunities and aim to continue fortifying our position as the leading real time internet platform in China.”

Mr. Eric He, Chief Financial Officer of YY, commented, “In the first quarter of 2016, our total revenue increased by 43.4% year over year to RMB1.6 billion, reflecting the strength of our core business. Meanwhile, we were able to significantly grow the number of our paying users by 57.1% year over year to 3.89 million. Our online game broadcasting business Huya grew significantly, with an increase in revenue by 114.0% year over year and an increase in number of paying users by 131.7% year over year to 899,000. For our online music and entertainment business, our on-going efforts to introduce diverse content resulted in a revenue increase of 55.8% year over year. Additionally, our mobile music and entertainment business continued its robust growth with a 202.8% year over year increase in revenue and 137.5% year over year increase in number of paying users. Because of the execution of our planned transition to an increasing amount of UGC content revenues across the YY platform, we have continued to experience compression to gross and operating margins. This expected decline in margins results from the decreased concentration of our high-margin gaming revenues year over year, from 20.1% of total revenue to 10.4% in the first quarter of 2016, as revenue growth for our other offerings continues to outpace our gaming revenue. Going forward, we will continue to leverage our ecosystem and expand our innovative content and service offerings in order to meet the evolving demands of our massive user base.”

First Quarter 2016 Financial Results

NET REVENUES

Net revenues increased by 43.4% to RMB1,649.3 million (US$255.8 million) in the first quarter of 2016 from RMB1,150.3 million in the corresponding period of 2015, primarily driven by the increase in IVAS revenues. IVAS revenues, which mainly consisted of revenues from online music and entertainment, online dating, online games, Huya broadcasting and YY's membership program, increased by 45.1% to RMB1,611.8 million (US$250.0 million) in the first quarter of 2016 from RMB1,110.8 million in the corresponding period of 2015. The increase in IVAS revenues was primarily driven by a 57.1% year-over-year increase in the number of paying users.

Revenues from online music and entertainment increased by 55.8% to RMB919.1 million (US$142.5 million) in the first quarter of 2016 from RMB590.1 million in the corresponding period of 2015. This increase was driven by a year-over-year increase of 68.2% in the number of paying users to 2,666,000. Moreover, mobile ARPU continues to grow 27.2% to RMB243 in the first quarter of 2016 from RMB191 in the corresponding period of 2015.

Revenues from online games were RMB171.1 million (US$26.5 million) in the first quarter of 2016, as compared to RMB231.7 million in the corresponding period of 2015. This decline was primarily caused by a 35.8% year-over-year decrease in the number of paying users to 306,000, which reflects the continued softness in China’s web game market, but was partially offset by a 15.0% year-over-year increase in ARPU of online games.

Revenues from online dating increased by 60.2% to RMB211.2 million (US$32.8 million) in the first quarter of 2016 from RMB131.8 million in the corresponding period of 2015. This increase primarily resulted from a 47.4% year-over-year increase in the number of paying users to 283,000 and 8.6% year-over-year increase in ARPU to RMB746 in the first quarter of 2016.

Other IVAS revenues, mainly including Huya broadcasting and membership subscription fees, increased by 97.5% to RMB310.4 million (US$48.1 million) in the first quarter of 2016 from RMB157.2 million in the corresponding period of 2015. Revenues from Huya broadcasting increased by 114.0% to RMB117.7 million (US$18.3 million) in the first quarter of 2016 from RMB55.0 million in the corresponding period of 2015. Revenues from membership subscription fees increased by 12.5% to RMB69.4 million (US$10.8 million) in the first quarter of 2016 from RMB61.7 million in the corresponding period of 2015, which reflected a 2.1% increase in the number of members to 1,084,000 as of March 31, 2016 from 1,062,000 as of March 31, 2015.

Other revenues, mainly including revenues from the Company's online education platform, Huanqiu Education Online, online advertising revenues from Duowan.com, and e-commerce, were RMB37.5 million (US$5.8 million) in the first quarter of 2016, compared with RMB39.4 million in the corresponding period of 2015.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 57.6% to RMB1,060.5 million (US$164.5 million) in the first quarter of 2016 from RMB672.7 million in the corresponding period of 2015, primarily attributable to an increase in revenue-sharing fees and content costs to RMB707.7 million (US$109.8 million) in the first quarter of 2016 from RMB411.8 million in the corresponding period of 2015. The increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was in line with the increase in revenues and was primarily due to the higher level of user engagement and spending driven by promotional activities, as well as the Company’s investments in expanding the amount of new and innovative content it provides to users. In addition, bandwidth costs increased to RMB182.9 million (US$28.4 million) in the first quarter of 2016 from RMB129.6 million in the corresponding period of 2015, primarily reflecting the continued user base expansion and the video quality improvements.

Gross profit increased by 23.3% to RMB588.8 million (US$91.3 million) in the first quarter of 2016 from RMB477.5 million in the corresponding period of 2015. Gross margin was 35.7% in the first quarter of 2016 compared with 41.5% in the corresponding period of 2015. The year-over-year decrease in gross margin was primarily attributable to the change in the Company's business mix to include new business lines involving user-generated content, and higher revenue-sharing fees and content costs.

OPERATING INCOME

Operating expenses for the first quarter of 2016 increased by 45.7% to RMB341.0 million (US$52.9 million) from RMB234.1 million in the corresponding period of 2015. This increase was primarily attributable to an increase in research and development expenses, driven by the Company’s overall business expansion, as well as sales and marketing expenses, particularly those associated with mobile product promotion.

Operating income in the first quarter of 2016 increased by 5.1% to RMB256.7 million (US$39.8 million), as compared to RMB244.2 million in the corresponding period of 2015. Operating margin in the first quarter of 2016 was 15.6%, as compared to 21.2% in the corresponding period of 2015.

Non-GAAP operating income1 increased by 12.5% to RMB310.6 million (US$48.2 million) in the first quarter of 2016 from RMB276.1 million in the corresponding period of 2015. Non-GAAP operating margin2 decreased to 18.8% in the first quarter of 2016 from 24.0% in the corresponding period of 2015.

NET INCOME

Net income attributable to YY Inc. was RMB208.3 million (US$32.3 million) in the first quarter of 2016, as compared to RMB227.0 million in the corresponding period of 2015. Net margin in the first quarter of 2016 was 12.6%, as compared to 19.7% in the corresponding period of 2015. Non-GAAP net income attributable to YY Inc.3 increased by 1.3% to RMB262.3 million (US$40.7 million), as compared to RMB258.8 million in the corresponding period of 2015. Non-GAAP net margin4 was 15.9% in the first quarter of 2016, as compared to 22.5% in the corresponding period of 2015.

NET INCOME PER ADS

Diluted net income per ADS5 was RMB3.65 (US$0.57) in the first quarter of 2016, compared to RMB3.83 in the corresponding period of 2015.

Non-GAAP diluted net income per ADS6 increased by 5.3% to RMB4.59 (US$0.71) in the first quarter of 2016 from RMB4.36 in the corresponding period of 2015.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2016, the Company had cash and cash equivalents of RMB593.0 million (US$92.0 million) and short-term deposits of RMB2,716.8 million (US$421.3 million). For the first quarter of 2016, net cash from operating activities was RMB198.4 million (US$30.8 million).

SHARES OUTSTANDING

As of March 31, 2016, the Company had a total of 1,098.9 million common shares outstanding, or the equivalent of 54.9 million ADSs outstanding.

1 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

2 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

3 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

4 Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

5 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

6 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

Conference Call Information

The Company will hold a conference call on Tuesday, May 31, 2016 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#15450227

The replay will be accessible through June 7, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#15450227

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.448 to US$1.00, the noon buying rate in effect on March 31, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year 2015.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing, as well as uncertainties relating to the proposed “going-private” transaction. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	928,934	592,980	91,963
Short-term deposits	1,894,946	2,716,751	421,332
Restricted short-term deposits	389,221	-	-
Accounts receivable, net	132,353	170,704	26,474
Inventory	14,385	13,484	2,091
Amount due from related parties	5,297	28,699	4,451
Prepayments and other current assets	147,823	136,957	21,240
Deferred tax assets	116,921	105,796	16,408

Total current assets	3,629,880	3,765,371	583,959

Non-current assets
Deferred tax assets	3,363	3,648	566
Investments	567,557	615,482	95,453
Property and equipment, net	843,449	837,405	129,871
Land use rights, net	-	1,908,325	295,956
Intangible assets, net	146,437	136,065	21,102
Goodwill	151,638	151,633	23,516
Other non-current assets*	1,960,430	85,550	13,268

Total non-current assets	3,672,874	3,738,108	579,732

Total assets	7,302,754	7,503,479	1,163,691

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	129,819	160,388	24,874
Deferred revenue	385,300	391,107	60,656
Advances from customers	55,086	53,665	8,323
Income taxes payable	107,403	81,839	12,692
Accrued liabilities and other current liabilities	681,889	617,987	95,842
Amounts due to related parties	24,917	20,575	3,191

Total current liabilities	1,384,414	1,325,561	205,578

Non-current liabilities
Convertible bonds*	2,572,119	2,563,815	397,614
Deferred revenue	20,752	26,135	4,053
Deferred tax liabilities	16,817	16,271	2,523

Total non-current liabilities	2,609,688	2,606,221	404,190

Total liabilities	3,994,102	3,931,782	609,768

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$

Mezzanine equity	61,833	59,814	9,276

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 728,227,848 and 729,301,268 shares issued and outstanding as of December 31, 2015 and March 31, 2016, respectively)	43	43	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 369,557,976 and 369,557,976 shares issued and outstanding as of December 31, 2015 and March 31, 2016, respectively)	27	27	4
Additional paid-in capital	2,011,799	2,065,731	320,368
Statutory reserves	56,507	56,507	8,763
Retained earnings	1,207,168	1,415,507	219,527
Accumulated other comprehensive losses	(36,385)	(36,035)	(5,589)
Non-controlling interests	7,660	10,103	1,567

Total shareholders’ equity	3,246,819	3,511,883	544,647

Total liabilities, mezzanine equity and
shareholders’ equity	7,302,754	7,503,479	1,163,691

*	Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, the Company retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	590,055	1,144,998	919,084	142,538
—Online games	231,748	172,398	171,110	26,537
—Online dating	131,836	189,194	211,226	32,758
—Other IVAS	157,197	325,427	310,428	48,143
Other revenues	39,426	67,827	37,470	5,811

Total net revenue	1,150,262	1,899,844	1,649,318	255,787

Cost of revenues(1)	(672,735)	(1,168,239)	(1,060,531)	(164,474)

Gross profit	477,527	731,605	588,787	91,313

Operating expenses(1)
Research and development expenses	(122,988)	(152,678)	(179,648)	(27,861)
Sales and marketing expenses	(51,543)	(114,174)	(77,961)	(12,091)
General and administrative expenses	(59,531)	(87,788)	(83,407)	(12,935)

Total operating expenses	(234,062)	(354,640)	(341,016)	(52,887)

Other income	760	32,814	8,905	1,381

Operating income	244,225	409,779	256,676	39,807

Other non-operating expenses	(2,165)	-	-	-
Foreign currency exchange (losses)gains, net	(5,084)	187	237	37
Interest expense	(18,185)	(32,016)	(20,394)	(3,163)
Interest income	47,268	26,185	13,649	2,117

Income before income tax expenses	266,059	404,135	250,168	38,798

Income tax expenses	(44,474)	(51,561)	(49,622)	(7,696)

Income before share of income in equity method investments, net of income taxes	221,585	352,574	200,546	31,102

Share of income in equity method investments, net of income taxes	5,001	3,233	5,774	895

Net income	226,586	355,807	206,320	31,997

Less: Net loss attributable to non-controlling interest	(376)	(3,409)	(2,019)	(313)

Net income attributable to YY Inc.	226,962	359,216	208,339	32,310

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	US$

Net income attributable to YY Inc.	226,962	359,216	208,339	32,310

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	4,071	(360)	350	54

Comprehensive income attributable to YY Inc.	231,033	358,856	208,689	32,364

Net income per ADS
—Basic	3.94	6.42	3.72	0.58
—Diluted	3.83	6.24	3.65	0.57
Weighted average number of ADS used in calculating net income per ADS
—Basic	57,532,882	55,976,338	56,063,449	56,063,449
—Diluted	59,291,664	60,655,008	57,137,915	57,137,915

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	US$

Cost of revenues	4,432	8,871	8,612	1,336
Research and development expenses	11,940	29,240	27,300	4,234
Sales and marketing expenses	743	1,089	839	130
General and administrative expenses	14,729	22,009	17,179	2,664

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	US$

Operating income	244,225	409,779	256,676	39,807
Share-based compensation expenses	31,844	61,209	53,930	8,364

Non-GAAP operating income	276,069	470,988	310,606	48,171

Net income attributable to YY Inc.	226,962	359,216	208,339	32,310
Share-based compensation expenses	31,844	61,209	53,930	8,364

Non-GAAP net income attributable to YY Inc.	258,806	420,425	262,269	40,674

Non-GAAP net income per ADS
—Basic	4.50	7.51	4.68	0.73
—Diluted	4.36	7.25	4.59	0.71

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	57,532,882	55,976,338	56,063,449	56,063,449
—Diluted	59,291,664	60,655,008	57,137,915	57,137,915

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	919,084	-	919,084	-	-	919,084	142,538
—Online games	171,110	-	171,110	-	-	171,110	26,537
—Online dating	211,226	-	211,226	-	-	211,226	32,758
—Other IVAS	192,754	-	192,754	117,674	-	310,428	48,143
Other revenues	-	16,282	16,282	-	21,188	37,470	5,811

Total net revenue	1,494,174	16,282	1,510,456	117,674	21,188	1,649,318	255,787

Cost of revenues(1)			(844,273)	(193,066)	(23,192)	(1,060,531)	(164,474)

Gross profit (loss)			666,183	(75,392)	(2,004)	588,787	91,313

Operating expenses(1)

Research and development expenses			(143,351)	(24,257)	(12,040)	(179,648)	(27,861)
Sales and marketing expenses			(52,558)	(10,788)	(14,615)	(77,961)	(12,091)
General and administrative expenses			(68,658)	(11,333)	(3,416)	(83,407)	(12,935)

Total operating expenses			(264,567)	(46,378)	(30,071)	(341,016)	(52,887)
Other income			8,905	-	-	8,905	1,381

Operating income (loss)			410,521	(121,770)	(32,075)	256,676	39,807

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2016

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	7,802	723	87	8,612	1,336
Research and development expenses	22,008	2,876	2,416	27,300	4,234
Sales and marketing expenses	803	36	-	839	130
General and administrative expenses	13,015	4,157	7	17,179	2,664

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2016

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	410,521	(121,770)	(32,075)	256,676	39,807
Share-based compensation expenses	43,628	7,792	2,510	53,930	8,364

Non-GAAP operating income (loss)	454,149	(113,978)	(29,565)	310,606	48,171

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2015

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	1,144,998	-	1,144,998	-	-	1,144,998	176,757
—Online games	172,398	-	172,398	-	-	172,398	26,614
—Online dating	189,194	-	189,194	-	-	189,194	29,207
—Other IVAS	191,781	-	191,781	133,646	-	325,427	50,237
Other revenues	-	31,473	31,473	-	36,354	67,827	10,471

Total net revenue	1,698,371	31,473	1,729,844	133,646	36,354	1,899,844	293,286

Cost of revenues(1)			(930,954)	(203,297)	(33,988)	(1,168,239)	(180,345)

Gross profit (loss)			798,890	(69,651)	2,366	731,605	112,941

Operating expenses(1)

Research and development expenses			(124,330)	(20,131)	(8,217)	(152,678)	(23,569)
Sales and marketing expenses			(94,192)	(11,215)	(8,767)	(114,174)	(17,625)
General and administrative expenses			(71,847)	(6,926)	(9,015)	(87,788)	(13,552)

Total operating expenses			(290,369)	(38,272)	(25,999)	(354,640)	(54,746)
Other income			32,814	-	-	32,814	5,066

Operating income (loss)			541,335	(107,923)	(23,633)	409,779	63,261

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	8,104	639	128	8,871	1,369
Research and development expenses	24,373	2,246	2,621	29,240	4,514
Sales and marketing expenses	938	151	-	1,089	168
General and administrative expenses	17,430	146	4,433	22,009	3,398

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	541,335	(107,923)	(23,633)	409,779	63,261
Share-based compensation expenses	50,845	3,182	7,182	61,209	9,449

Non-GAAP operating income (loss)	592,180	(104,741)	(16,451)	470,988	72,710

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	590,055	-	590,055	-	-	590,055	95,186
—Online games	231,748	-	231,748	-	-	231,748	37,385
—Online dating	131,836	-	131,836	-	-	131,836	21,267
—Other IVAS	102,221	-	102,221	54,976	-	157,197	25,358
Other revenues	-	16,844	16,844	-	22,582	39,426	6,360

Total net revenue	1,055,860	16,844	1,072,704	54,976	22,582	1,150,262	185,556

Cost of revenues(1)			(525,338)	(122,919)	(24,478)	(672,735)	(108,523)

Gross profit (loss)			547,366	(67,943)	(1,896)	477,527	77,033

Operating expenses(1)

Research and development expenses			(100,402)	(13,530)	(9,056)	(122,988)	(19,840)
Sales and marketing expenses			(44,560)	(2,006)	(4,977)	(51,543)	(8,315)
General and administrative expenses			(48,889)	(8,550)	(2,092)	(59,531)	(9,603)

Total operating expenses			(193,851)	(24,086)	(16,125)	(234,062)	(37,758)
Other income			760	-	-	760	123

Operating income (loss)			354,275	(92,029)	(18,021)	244,225	39,398

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	3,844	513	75	4,432	715
Research and development expenses	9,911	939	1,090	11,940	1,926
Sales and marketing expenses	729	14	-	743	120
General and administrative expenses	11,884	2,831	14	14,729	2,376

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	354,275	(92,029)	(18,021)	244,225	39,398
Share-based compensation expenses	26,368	4,297	1,179	31,844	5,137

Non-GAAP operating income (loss)	380,643	(87,732)	(16,842)	276,069	44,535